FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR August 2, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                              FORM  51-102F3

                           MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         August 1, 2007


Item 3   News Release
         ------------

         Issued August 1, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, Canada, August 1, 2007 - Dynamotive Energy Systems Corporation ("Dynamotive") (OTCBB: DYMTF), and Mitsubishi Corporation ("Mitsubishi"), Japan's largest general trading and investment company (sogo shosha) with over 200 bases of operations in approximately 80 countries worldwide, signed a letter of agreement ("LOA") whereby development and strategic opportunities for cooperation are identified and protocols are established to jointly advance them. The comprehensive LOA between Mitsubishi's New Energy Business Unit, Business Innovation Group, and Dynamotive lays out the framework for exploring areas of cooperation in project development, finance, technology development, product research and application, and fuel supply and trading. It also recognizes Dynamotive's market potential in the field of cellulose based fuels providing it and its partners a unique opportunity for growth.


Item 5   Full Description of Material Change
         -----------------------------------

     5.1 Full Description of Material Change

VANCOUVER, BC, Canada, August 1, 2007 - Dynamotive Energy Systems Corporation ("Dynamotive") (OTCBB: DYMTF), and Mitsubishi Corporation ("Mitsubishi"), Japan's largest general trading and investment company (sogo shosha) with over 200 bases of operations in approximately 80 countries worldwide, signed a letter of agreement ("LOA") whereby development and strategic opportunities for cooperation are identified and protocols are established to jointly advance them.

The comprehensive LOA between Mitsubishi's New Energy Business Unit, Business Innovation Group, and Dynamotive lays out the framework for exploring areas of cooperation in project development, finance, technology development, product research and application, and fuel supply and trading. It also recognizes Dynamotive's market potential in the field of cellulose based fuels providing it and its partners a unique opportunity for growth.

The Companies have worked cooperatively for the past 18 months, having previously signed a Memorandum of Understanding with Mitsubishi Canada Ltd. ("Mitsubishi Canada", see announcement Dec. 20, 2005), and have identified projects and commercial opportunities that are earmarked for early development. Each opportunity described in the LOA is subject to negotiation of a definitive agreement between Dynamotive and the corresponding business unit of Mitsubishi.

Included in the project opportunities are the current development in Argentina (see announcement May 10, 2007) and other projects in Latin America, project development in China where Dynamotive has worked in cooperation with the National Development and Reform Commission (see announcement Dec. 12, 2006), project opportunities in the US where Dynamotive has an operating subsidiary and new project opportunities in Japan and South East Asia, among others that are introduced by Mitsubishi.

In addition, the LOA envisages project finance and supply of equipment by Mitsubishi in line with the previous MOU signed between Dynamotive and Mitsubishi Canada. Specifically, the Companies have agreed to initiate preliminary discussion for the refinancing of Dynamotive's current plant and equity participation in West Lorne. This plant has an asset value of approximately U.S. $18 million, with the full output of West Lorne contractually committed.

Fuel supply and trading: the LOA framework establishes parameters for the possibility to supply BioOil(R ) from Evolution Biofuels (Guelph Plant) to Mitsubishi for testing and market development purposes as part of an overall expansion strategy. Plant production is rated at 50,000 tonnes annually.

Technology licensing: Mitsubishi has requested the licensing of Dynamotive's technology for small plant capacity (20 tonnes and under) for fabrication and marketing in Japan. Dynamotive is evaluating, as a result of this request, the opportunity to deliver a 15 tonne per day plant to Mitsubishi. Dynamotive currently has a plant of this capacity that could be refurbished for this purpose.



     5.2  Disclosure for Restructuring Transactions

     N/A






Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         August 1, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                               (signed)    "Andrew Kingston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                        News Release:  August 1, 2007

      Mitsubishi Corporation, Japan's Largest General Trading & Investment
        Company, Signs Comprehensive Letter of Agreement with Dynamotive

            Dynamotive Recognized as Leader and Innovator in Rapidly
                         Growing Cellulose Fuels Sector


VANCOUVER, BC, Canada, August 1, 2007 - Dynamotive Energy Systems Corporation ("Dynamotive") (OTCBB: DYMTF), and Mitsubishi Corporation ("Mitsubishi"), Japan's largest general trading and investment company (sogo shosha) with over 200 bases of operations in approximately 80 countries worldwide, signed a letter of agreement ("LOA") whereby development and strategic opportunities for cooperation are identified and protocols are established to jointly advance them.

The comprehensive LOA between Mitsubishi's New Energy Business Unit, Business Innovation Group, and Dynamotive lays out the framework for exploring areas of cooperation in project development, finance, technology development, product research and application, and fuel supply and trading. It also recognizes Dynamotive's market potential in the field of cellulose based fuels providing it and its partners a unique opportunity for growth.

The Companies have worked cooperatively for the past 18 months, having previously signed a Memorandum of Understanding with Mitsubishi Canada Ltd. ("Mitsubishi Canada", see announcement Dec. 20, 2005), and have identified projects and commercial opportunities that are earmarked for early development. Each opportunity described in the LOA is subject to negotiation of a definitive agreement between Dynamotive and the corresponding business unit of Mitsubishi.

Included in the project opportunities are the current development in Argentina (see announcement May 10, 2007) and other projects in Latin America, project development in China where Dynamotive has worked in cooperation with the National Development and Reform Commission (see announcement Dec. 12, 2006), project opportunities in the US where Dynamotive has an operating subsidiary and new project opportunities in Japan and South East Asia, among others that are introduced by Mitsubishi.

In addition, the LOA envisages project finance and supply of equipment by Mitsubishi in line with the previous MOU signed between Dynamotive and Mitsubishi Canada. Specifically, the Companies have agreed to initiate preliminary discussion for the refinancing of Dynamotive's current plant and equity participation in West Lorne. This plant has an asset value of approximately U.S. $18 million, with the full output of West Lorne contractually committed.

Fuel supply and trading: the LOA framework establishes parameters for the possibility to supply BioOil(r) from Evolution Biofuels (Guelph Plant) to Mitsubishi for testing and market development purposes as part of an overall expansion strategy. Plant production is rated at 50,000 tonnes annually.

Technology licensing: Mitsubishi has requested the licensing of Dynamotive's technology for small plant capacity (20 tonnes and under) for fabrication and marketing in Japan. Dynamotive is evaluating, as a result of this request, the opportunity to deliver a 15 tonne per day plant to Mitsubishi. Dynamotive currently has a plant of this capacity that could be refurbished for this purpose.

About Mitsubishi Corporation ("Mitsubishi")

Mitsubishi Corporation is Japan's largest general trading & investment company (sogo shosha). Together, with its over 500 group companies, Mitsubishi employs a multinational workforce of approximately 54,000 people.

Mitsubishi has long been engaged in business with customers around the world in virtually every industry, including energy, metals, machinery, chemicals, food and living essentials.

Mitsubishi seeks to contribute to the enrichment of society through business firmly rooted in principles of fairness and integrity.

Mitsubishi's New Energy Business Unit, Business Innovation Group, works on the development of new energy to supplement and replace fossil fuels, such as solar batteries, fuel cells, and biomass fuels. In addition, the group finances a variety of businesses by creating a clean energy fund.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com


About BioOil(R)

BioOil is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides
('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil and BioOil Plus(tm) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


Contacts:
Nathan Neumer, Director of Communications
Dynamotive Energy Systems Corporation
604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the completion of definitive legal agreements, consortiums, teaming agreements, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.


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